Dirk Montgomery

Executive VP – Chief

Financial Officer

Ascena Retail Group, Inc.

30 Dunnigan Drive

Suffern, NY 10901

(845) 369-4600

March 17, 2014

VIA ELECTRONIC TRANSMISSION

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ascena Retail Group, Inc.
Form 10-K for the Fiscal Year Ended July 27, 2013 (“Fiscal 2013 10-K”)
Filed September 24, 2013
File No. 333-168953

Dear Ms. Jenkins:

We are writing in response to the comments contained in the Staff’s letter to Dirk Montgomery, Executive Vice President and Chief Financial Officer of Ascena Retail Group, Inc. (the “Company”), dated March 4, 2014 (the “Comment Letter”) regarding the above referenced filing. The Staff’s comments and related responses from the Company are set forth below.

In responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended July 27, 2013

General

1. Please include your current fiscal year end in the Company Data section of EDGAR.

Response: We note the Staff’s comment and have updated the Company Data section of EDGAR to reflect our current fiscal year end. We will ensure that the Company Data section is reviewed and updated in the future.

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

March 17, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

2. In this section on pages 31 and 36 and in the business section on page 5, you present reconciliations from the income of your segments to a GAAP income amount. However, you also present a subtotal in these reconciliations that adds the income of your segments together. Since this subtotal does not appear to represent a GAAP income amount and it is presented outside of the segment footnote reconciliation, it appears to represent a non- GAAP measure. In future filings, please either remove this subtotal or provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 104.04, which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please provide us your proposed disclosure.

Response: We note the Staff's comment and will delete the subtotal from the tables in future filings.

Financial Condition and Liquidity

Cash Flows, page 38

3. In future filings, please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K.

Response: We note the Staff's comment and will disclose in future filings the underlying reasons for, and implications of, material changes between periods within operating cash flows.

Contractual and Other Obligations, page 42

4. In future filings, please revise the table to include interest payments on your debt. Please also disclose in a footnote any assumptions you made in arriving at these amounts. Refer to Item 303(a)(5) of Regulation S-K.

Response: We note the Staff’s comment and will include interest payments in the contractual obligations table of future filings.

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

March 17, 2014

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

5. In future filings, please revise your footnote disclosures to clarify, if true, that you allocate a portion of your depreciation and amortization to cost of goods sold. If you do not allocate a portion to cost of goods sold, please tell us how you considered the guidance in SAB Topic 11.B, including depreciation and amortization not being positioned in your statement of operations in a manner which results in reporting a figure for income before depreciation like gross margin. Please provide us your proposed disclosures.

Response: The Company wishes to inform that Staff that it does not allocate a portion of its depreciation or amortization expense to our financial statement line item Cost of goods sold. In determining this presentation, the Company considered multiple factors including the guidance contained in SAB Topic 11.B and the definition of inventory costs set forth in ASC 330-10-30-1. As a starting point for this determination, the Company does not manufacture its own merchandise. Our products are sourced from third party manufacturers and, as such, we believe that only costs that are directly or indirectly related to bringing the Company’s products to their existing location and condition should be included as inventory costs. These costs are expensed to Cost of goods sold when the merchandise is sold. As a result, consistent with other registrants who are not manufacturers, the Company concluded that it is not required under U.S Generally Accepted Accounting Principles to include depreciation and amortization expense within Cost of goods sold because we determined such costs are not directly or indirectly related to bringing the products to their existing location and condition.

In response to the Staff’s comment, we propose to add disclosure to our Summary of Significant Accounting Policies footnote to (1) state that depreciation and amortization expense is not included within Cost of goods sold and (2) state that it is classified as a separate financial statement line item within operating income. Below is the relevant portion of our Summary of Significant Accounting Policies footnote from our Fiscal 2013 10-K, with our proposed additional disclosure, which has been underlined:

Cost of Goods Sold

Cost of goods sold (“COGS”) consists of all costs of merchandise (net of purchase discounts and vendor allowances), merchandise acquisition costs (primarily commissions and import fees), in-bound freight to our distribution centers and changes in reserve levels for inventory realizability and shrinkage. These costs are determined to be directly or indirectly incurred in bringing an article to its existing condition and location.

Our cost of goods sold and gross margin may not be comparable to those of other entities. Some entities, like us, exclude costs related to their distribution network, buying function, store occupancy costs and depreciation and amortization expenses from cost of goods sold and include them in other costs and expenses, whereas other entities include these costs in their cost of goods sold.

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

March 17, 2014

Note 2. Basis of Presentation

Cost of Goods Sold, page F-9

6. You exclude costs related to your buying function from cost of goods sold. Please tell us what these costs represent and how you concluded that these amounts were not directly or indirectly incurred in bringing an article to its existing condition and location. Refer to ASC 330-10-30-1.

Response: As the Company stated in its response to Staff comment number five above, the Company does not manufacture its own merchandise. Rather, we acquire product from third-party vendors and capitalize all direct costs of product acquisition as inventory costs in accordance with ASC 330-10-30-1, and expense them to Cost of goods sold as they are sold.

The Company respectively informs the Staff that it has underlying support functions responsible for identifying and coordinating the purchase of its merchandise. These expenses include a wide variety of back-office type expenses that do not directly or indirectly result in the acquisition of merchandise. These costs include payroll, payroll-related costs and operating expenses for support functions that act as a purchasing department. These functions are responsible for the design, merchandising, planning, allocation and related functions. These functions are not identifiable to specific units of inventory. As these costs are not directly attributable to the activities associated with bringing finished product to its existing condition and location, we concluded that these costs are not acquisition or production costs and are more akin to the types of expenses described in ASC 330-10-30-8. Accordingly, we expense these costs in the period they are incurred and report them outside of Cost of goods sold in the line Buying, distribution and occupancy costs.

Note 20. Segments, page F-35

7. You disclose your operations are largely concentrated in the United States and Canada. Foreign operations appear to comprise 28% of your pretax income from continuing operations for the year ended July 27, 2013. Please disclose in future filings the amounts of your revenues and long-lived assets that are domestic and foreign in the format required by ASC 280-10-50-41. Please provide us your proposed disclosures.

Response: We respectfully advise the Staff that as disclosed in Market Risk Management on page 43 of our Fiscal 2013 10-K, our international revenues from external customers represent approximately 1% of our consolidated revenues for Fiscal 2013. In addition, the assets of our international operations are not material in relation to our consolidated assets. Accordingly, we believe that the disclosure required by ASC 280-10-50-41 are not applicable at this time. We confirm that we will provide these disclosures when our foreign operations become material.

The disclosure in Note 15 for domestic and foreign pretax income from continuing operations is calculated based on our legal entity structure and includes transactions between related parties that are required to be eliminated in consolidation by ASC 810-10-45.

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

March 17, 2014

8. In future filings, please disclose your revenues by product offering. Refer to ASC 280-10-50-40. Please provide us your proposed disclosures.

Response: In accordance with ASC 280-10-50-40, the Company evaluates the need for additional disclosure of its product offerings based on the similarity of the economic characteristics and the criteria in ASC 280-10-50-11, including (i) the nature of our products, (ii) the type of class of our customers, and (iii) the method used to distribute our products. Based on our review of those categories, the Company concluded it met all of the aggregation criteria. As such, the Company believes the current disclosure is in compliance with ASC 280-10-50-40.

However, in response to the Staff’s comment, we will revise future filings to add the following clarifying language in our Segments footnote. We have underlined the proposed additional language:

In identifying reportable segments, and the disclosure of product offerings, the Company considers economic characteristics, as well as products, customers, sales growth potential and long-term profitability. Our product offerings, which include apparel and non-apparel products, meet the aggregation criteria for a group of similar products and, as such, have been aggregated.

If the Staff wishes to discuss any of our responses to the Comment Letter, please contact me at (845) 369-4600.

Sincerely,

/s/ Dirk Montgomery
Dirk Montgomery
Executive Vice President and Chief Financial Officer

cc:	David Jaffe, President and Chief Executive Officer

Gene Wexler, Senior Vice President and General Counsel

Kevin Trolaro, Assistant Vice President, External Reporting